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[Letterhead of Brookfield Homes Corporation]

December 6, 2002

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Filing Desk

Re:
Brookfield Homes Corporation Registration Statement on Form 10 (File No. 001-31524)

Ladies and Gentlemen:

        Brookfield Homes Corporation (the "Company") hereby requests the withdrawal of the registration statement on Form 10-12B filed by the Company with the Securities and Exchange Commission (the "Commission") on December 6, 2002, and all exhibits filed therewith (the "Registration Statement"). The Registration Statement was coded incorrectly as a "Form 10-12B" filing rather than as an amendment filing on "Form 10-12B/A". To correct the error, an amendment filing on "Form 10-12B/A" was subsequently properly refiled effective December 9, 2002.

        If you have any questions regarding this application for withdrawal, please do not hesitate to contact Daniel M. Miller of Torys LLP. at (212-880-6079).

Sincerely,
BROOKFIELD HOMES CORPORATION
By:	/s/ IAN G. COCKWELL Name: Ian G. Cockwell Title: President and Chief Executive Officer
cc:
Amanda Gordon, Securities and Exchange Commission

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